Exhibit 99.1

Alpha Tau Announces First Quarter 2026 Financial Results and Provides Corporate Update

- Groundbreaking interim results from U.S. REGAIN trial in recurrent glioblastoma demonstrate 100% local disease control, 67% complete response rate, and favorable safety profile -

- Completion of patient enrollment in the U.S. pivotal ReSTART trial in recurrent cutaneous squamous cell carcinoma, the Company’s first U.S. pivotal study -

- Pooled data from two pancreatic cancer trials presented at Digestive Disease Week (DDW) 2026 demonstrated 100% local disease control and favorable safety, the first oral presentation of Alpha DaRT® pancreatic data at a premier international gastroenterology conference -

- Abstracts accepted for presentation at the 2026 ASCO Annual Meeting and at the AHNS 12th International Conference on Head and Neck Cancer, reflecting growing scientific recognition across multiple solid tumor indications -

- FDA approval of an IDE supplement to expand the IMPACT pancreatic cancer trial to patients receiving gemcitabine with Abraxane® (nab-paclitaxel) and recruit additional patients -

- First patient successfully treated for pancreatic cancer in Europe at CHU Grenoble Alpes under the multicenter ACAPELLA trial in France, and first patient successfully treated in Italy at the University of Verona’s Pancreas Institute -

- Cash, cash equivalents, short-term deposits and restricted deposits balance of $80.2 million provides runway for continued clinical advancement and commercial preparation -

JERUSALEM, May 18, 2026 - Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, reported first quarter 2026 financial results and provided a corporate update.

“The first quarter of 2026 has been a truly defining period for Alpha Tau, reflecting the convergence of two powerful dynamics that have been years in the making: the maturation of clinical data from our most advanced programs, and the global initiation of novel trials addressing some of the most pressing unmet needs in oncology,” said Alpha Tau CEO Uzi Sofer. “The groundbreaking interim results from our U.S. REGAIN trial in recurrent glioblastoma, with 100% local disease control and a 67% complete response rate as of May 3, represent powerful potential clinical benefit in patients facing a devastating disease with virtually no curative options. Our pancreatic cancer program has also continued to build compelling data, first with positive new results from our Montreal study presented at the ASCO Gastrointestinal Cancers Symposium, then with the oral presentation of pooled pancreatic data at Digestive Disease Week 2026, and most recently with the expansion of our IMPACT pancreatic trial to include patients receiving gemcitabine with Abraxane® (nab-paclitaxel).”

“At the same time, we have continued to make significant strides toward commercialization on both sides of the Pacific, following our receipt of PMDA marketing approval in Japan for Alpha DaRT in unresectable locally advanced or locally recurrent head and neck cancer,” continued Mr. Sofer. “In Japan, we are working closely with our selected leading clinical centers to advance the post-market surveillance study that supports our marketing approval. In the United States, we are advancing steadily along our path to potential FDA approval, with the recent completion of patient enrollment with 88 patients in our pivotal ReSTART trial, our very first U.S. pivotal study to reach this milestone.”

“Taken together, this quarter is a true culmination of years of disciplined execution across each of our strategic priorities. With a strong balance sheet with $80.2 million of liquidity to support our continued momentum, we aim to translate this remarkable progress into meaningful impact for patients.”

Recent Corporate Highlights:

●	In May 2026, Alpha Tau announced groundbreaking interim results as of May 3 from the U.S. REGAIN trial of Alpha DaRT in recurrent glioblastoma (GBM), conducted at The Ohio State University Comprehensive Cancer Center. In the first three patients treated, 100% local disease control, a 67% complete response rate (two complete responses and one stable disease with a 30% tumor reduction), and a favorable safety profile were observed, with only one associated grade 3 serious adverse event that resolved with administration of steroids. The REGAIN study is expected to enroll up to ten U.S. patients with recurrent GBM not amenable to surgical resection. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06910306

●	In May 2026, Alpha Tau announced the completion of patient enrollment in its U.S. multicenter pivotal ReSTART trial of Alpha DaRT for the treatment of recurrent cutaneous squamous cell carcinoma (cSCC), with 88 patients enrolled, making ReSTART the Company’s first U.S. pivotal study to complete enrollment - a critical milestone on the path toward potential FDA pre-market approval (PMA). Alpha DaRT has received Breakthrough Device Designation from the FDA for this indication, and the Company submitted the first module of its modular PMA application in January 2026. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	In May 2026, Alpha Tau presented updated pooled results from two first-in-human pancreatic cancer trials at Digestive Disease Week (DDW) 2026, with 100% local disease control observed in evaluable patients and a favorable safety profile. The oral presentation, delivered in the Pancreatic Cancer I: Diagnosis and Treatment session, marked the first time clinical results of Alpha DaRT in pancreatic cancer have been featured at a major international gastroenterology conference.

●	In May 2026, Alpha Tau treated the first patient in Italy with Alpha DaRT for locally advanced pancreatic cancer, in a feasibility and safety study conducted at the world-renowned Pancreas Institute of the University of Verona. The protocol is the first Alpha DaRT pancreatic cancer protocol worldwide to permit both endoscopic ultrasound (EUS)-guided and percutaneous delivery of Alpha DaRT sources, broadening physician access across multiple interventional specialties.

●	In May 2026, Alpha Tau announced that an abstract entitled “Management of Locally Advanced and Metastatic Head and Neck Squamous Cell Carcinoma in Elderly Patients Using Diffusing Alpha-Emitter Radiation Therapy in Combination with Pembrolizumab” was accepted for podium presentation at the AHNS 12th International Conference on Head and Neck Cancer, taking place July 18-22, 2026 in Boston. The presentation reports complete top-line data from a clinical study conducted at Hadassah Medical Center, marking a key milestone in the Company’s combination therapy strategy.

●	In April 2026, Alpha Tau announced that an abstract entitled “Combined Safety and Efficacy Results from Three Clinical Studies Evaluating Alpha Radiotherapy for Advanced Pancreatic Cancer,” presenting a pooled analysis of 58 patients across three prospective clinical studies conducted in Canada and Israel, was accepted for presentation at the 2026 ASCO Annual Meeting taking place May 29 - June 2, 2026. The abstract is expected to be published on the ASCO conference website on May 21, 2026.

●	In April 2026, Alpha Tau announced FDA approval of an Investigational Device Exemption (IDE) supplement to expand its U.S. multicenter IMPACT pancreatic cancer pilot trial to include patients receiving gemcitabine with Abraxane® (nab-paclitaxel). The supplement also adds ten newly diagnosed patients - five with unresectable locally advanced and five with metastatic pancreatic adenocarcinoma - bringing total planned enrollment to 40 patients. Patient recruitment is now expected to complete in Q3 2026 to allow for site approvals and additional enrollment. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458.

●	In April 2026, Alpha Tau successfully treated the first European pancreatic cancer patient with Alpha DaRT at CHU Grenoble Alpes, under the ACAPELLA multicenter trial in France evaluating Alpha DaRT in combination with capecitabine for patients with inoperable locally advanced pancreatic ductal adenocarcinoma who have completed first-line mFOLFIRINOX chemotherapy, a population for whom no standard consolidation therapy exists.

Expected Upcoming Milestone Targets:

●	Completion of patient recruitment in IMPACT pancreatic cancer pilot study in the U.S. in Q3 2026, with initial data targeted for late 2026 or early 2027. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458

●	Completion of patient recruitment in REGAIN recurrent GBM trial in the U.S. in the second half of 2026, with additional data expected to be released by around the end of 2026. For more information, please see here: https://clinicaltrials.gov/study/NCT06910306

●	Top-line data in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma around the end of 2026. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

Financial Results for the Three Months Ended March 31, 2026

Research and Development expenses for the three months ended March 31, 2026 were $11.0 million, compared to $7.2 million for the same period in 2025, primarily due to increased clinical trial activity, increased employee compensation and benefits, including share-based compensation, increased raw material purchases, and milestone payments associated with our receipt of PMDA marketing authorization in Japan.

Marketing expenses for the three months ended March 31, 2026 were $0.2 million, compared to $0.5 million for the same period in 2025, primarily due to decreased employee compensation and benefits and marketing conference activities.

General and Administrative expenses for the three months ended March 31, 2026 were $2.1 million, compared to $1.7 million for the same period in 2025, primarily due to increased employee compensation and benefits, including share-based compensation, and higher professional fees.

Financial expenses, net, for the three months ended March 31, 2026 were $9.6 million, compared to financial income, net, of $0.7 million for the same period in 2025, primarily due to the remeasurement of warrants liability.

For the three months ended March 31, 2026, the Company had a net loss of $22.9 million, or $0.26 per share, compared to a net loss of $8.7 million, or $0.12 per share, for the three months ended March 31, 2025.

Balance Sheet Highlights

As of March 31, 2026, the Company had cash and cash equivalents, short-term deposits and restricted deposits of $80.2 million, compared to $76.9 million at December 31, 2025.

About Alpha DaRT®

Alpha DaRT® (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, milestone targets, beliefs, plans, including with respect to clinical trials and planned treatments, regulatory approvals and expected responses, studies, patient recruitment, projections, objectives, performance, our ability to commercialize, applications with regulatory bodies or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026 , and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	March 31, 2026
	2025	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,202	$4,636
Short-term deposits	60,924	71,783
Restricted deposits	3,777	3,808
Prepaid expenses and other receivables	1,395	1,121

Total current assets	78,298	81,348

LONG-TERM ASSETS:
Long-term prepaid expenses	479	462
Property and equipment, net	19,661	19,222
Operating lease right-of-use assets	7,214	7,741

Total long-term assets	27,354	27,425

Total assets	$105,652	$108,773

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,	March 31, 2026
	2025	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,868	$3,718
Other payables and accrued expenses	5,508	5,529
Current maturities of operating lease liabilities	1,131	1,201

Total current liabilities	10,507	10,448

LONG-TERM LIABILITIES:
Long-term loan	6,352	6,403
Warrants liability	5,354	15,748
Operating lease liabilities	6,243	6,737
Deferred tax liability	97	85

Total long-term liabilities	18,046	28,973

Total liabilities	28,553	39,421

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2025 and March 31, 2026; Issued and outstanding: 88,009,737 and 90,176,067 shares as of December 31, 2025 and March 31, 2026 respectively	-	-
Additional paid-in capital	267,235	282,427
Accumulated deficit	(190,136)	(213,075)

Total shareholders’ equity	77,099	69,352

Total liabilities and shareholders’ equity	$105,652	$108,773

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended March 31,
	2025	2026
	Unaudited

Research and development, net	$7,170	$10,975

Marketing expenses	459	241

General and administrative	1,679	2,097

Total operating loss	9,308	13,313

Financial (income) expenses, net	(716)	9,637

Loss before taxes on income	8,592	22,950

Tax on income (tax benefit)	99	(11)

Net loss	8,691	22,939

Net comprehensive loss	$8,691	$22,939

Net loss per share, basic and diluted	$(0.12)	$(0.26)

Weighted-average shares used in computing net loss per share, basic and diluted	70,450,897	89,705,391